ION GEOPHYSICAL CORPORATION

2105 CityWest Blvd., Suite 100

Houston, Texas 77042

December 20, 2019

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attention: Karina Dorin

Re:	ION GEOPHYSICAL CORPORATION
Registration Statement on Form S-3
File No. 333-234606

Dear Ms. Dorin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ION GEOPHYSICAL CORPORATION (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-3, as amended (File No. 333-234606), to December 23, 2019 at 4:30 p.m. Eastern Time, or as soon as possible thereafter.

ION GEOPHYSICAL CORPORATION

Very truly yours,

/s/ Matthew Powers
Matthew Powers
Executive Vice President, General Counsel, and Corporate Secretary

cc:	Locke Lord LLP
Eric Johnson